767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

October 1, 2021

VIA EDGAR TRANSMISSION

Edwin Kim
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street NE
Washington, D.C. 20549

Re:	Wejo Group Ltd.

Amendment No. 1 to Registration Statement on Form S-4

Filed September 7, 2021
File No. 333-257964

Dear Mr. Kim:

On behalf of our client, Wejo Group Ltd. (“Wejo”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 24, 2021, relating to Amendment No. 1 to the Registration Statement on Form S-4 (as amended, the “Registration Statement”) filed with the Commission on September 7, 2021. In connection with these responses, Wejo is filing, electronically via EDGAR to the Commission, a revised Registration Statement (the “Amended Registration Statement”) on the date of this response letter.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amended Registration Statement.

Amendment No. 1 to Form S-4, Filed September 7, 2021

Virtuoso Board’s Reasons for the Business Combination, page 115

1.	Comment: We note your response to prior comment 17 regarding how Virtuoso’s board determined the fairness of the business combination and the $800 billion enterprise value of Wejo. Please expand your discussion of the Comparable Company Analysis and Discounted Future Value methods to identify the companies used for comparables, the identity of the “Competitor Company,” the specific financial information used in the analyses, and provide an illustrated table to shows the multiples used in comparison to Wejo. Further, please identify the sources of the financial information of the comparable projections and clarify if the assumptions used to determine future projections were reasonably comparable to those used by Wejo through 2025.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 116 and 117 of the Amended Registration Statement.

Securities and Exchange Commission
October 1, 2021

Unaudited Prospective Financial Information, page 119

2.	Comment: Please expand your table to include the most directly comparable GAAP measure above your non-GAAP measure, Adjusted EBITDA. Refer to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Company respectfully acknowledges the Staff's comment. The Company advises the Staff that consistent with the Staff’s response to Question 101.03 (April 4, 2018) in the Compliance and Disclosure Interpretations issued by the Staff regarding Non-GAAP Financial Measures, it does not believe that the unaudited prospective financial information included in the Registration Statement constitute “non-GAAP financial measures” under Item 10(e) of Regulation S-K or Regulation G because such projections are being included in the Registration Statement because they were provided to bidders in connection with the proposed business combination and the Company has determined that such projections may be material and that disclosure is required to comply with applicable law, including the anti-fraud and other liability provisions of the securities laws.

3.	Comment: We have reviewed your expanded disclosures in response to prior comment 16. Please address the following items:

•	Comment: As noted on page F-53, it appears that your current customer base is limited to a few customers that represent significant revenue. Explain whether you anticipate this customer base to be similar in future years. Your disclosure should explain in general terms the typical customer of your Data Marketplace offering.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on page 119 of the Amended Registration Statement.

•	Comment: Your disclosure on page F-53 indicates that your revenue from SaaS Solutions has been minimal to date. Given your SaaS Solution is relatively new, disclose in greater detail how you have determined in your projections that your SaaS Solutions will be widely accepted by the potential customers. Further, expand your disclosure to explain how you developed your expectations that over 40 OEMs will be on your platform by the end of 2025 as disclosed on page 121. Also, clarify if you anticipate OEMs and Tier 1 partners to be the primary customers of your SaaS Solutions.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 119 and 120 of the Amended Registration Statement.

Securities and Exchange Commission
October 1, 2021

•	Comment: We note on pages F-53 and F-79 that you have generated 100% of your revenue within the U.S. for the years ended December 31, 2019 and 2020, and through the six months ended June 30, 2021, respectively. Please expand your disclosures to clarify if and when your projections include entering international markets, including how you anticipate entering these new markets.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 119 and 120 of the Amended Registration Statement.

Material U.S. Federal Income Tax Considerations, page 123

4.	Comment: We have considered your response to prior comment 18. Please revise to discuss the material U.S. federal tax consequences of the business combination for Wejo’s security holders who are receiving Company shares pursuant to the registration statement. To the extent that you believe that these Wejo security holders exchanging their securities for Company common shares will be tax-free under U.S. federal income tax laws, please clarify.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 42 and 134-137 of the Amended Registration Statement.

Information About Wejo, page 185

5.	Comment: We note your responses to prior comments 19 and 20 regarding the development and availability of your SaaS solutions. As noted in your response to prior comment 26, please clarify in your description of your SaaS product line that you do not currently generate material amounts of revenue from SaaS solutions.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on page 170 of the Amended Registration Statement.

Securities and Exchange Commission
October 1, 2021

Results of Operations

Comparison of the Six Months Ended June 30, 2021 and 2020

Revenue, net, page 206

6.	Comment: We note your expanded disclosure in response to prior comment 28. Specifically, you disclose that the increase in revenue is due to a 43% increase in the total number of customers from June 30, 2020 to June 30, 2021. However, we further note your disclosure on page F-78 that you had two large customers that generated 17.4% and 14.4%, respectively, of your gross revenue in the six months ended June 30, 2021. As such, it appears that your customer base is represented by a small number of customers with large percentages rather than by a large number of customers with small percentages. If true, please revise your disclosure to represent the change in customers by number rather than as a percentage.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on page 190 and 192 of the Amended Registration Statement.

[Remainder of Page Intentionally Left Blank]

Securities and Exchange Commission
October 1, 2021

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8891 or by e-mail at jackie.cohen@weil.com.

Sincerely yours,

/s/ Jackie Cohen
Jackie Cohen

cc:	John Maxwell, Director, Wejo Group Ltd.